UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549
------------------------------------------------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               REDENVELOPE, INC.
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                   75733R601
                                (CUSIP Number)

                                 Ann-Marie Kim
                               General Counsel
                            Anchorage Advisors, LLC
                           610 Broadway, 6th Floor
                              New York, NY 10012
                                 212-431-4650
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 15, 2008
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.: 75733R601                                         Page 2 of 9 Pages



...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
      98-0418059
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
...............................................................................
6.    Citizenship or Place of Organization

      Cayman Islands
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 9,527,811 shares outstanding as of February 6, 2008.
...............................................................................
14.   Type of Reporting Person:

      OO

                                 SCHEDULE 13D

CUSIP No.: 75733R601                                         Page 3 of 9 Pages



...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANCHORAGE ADVISORS, L.L.C.
      20-0042271
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
...............................................................................
6.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 9,527,811 shares outstanding as of February 6, 2008.
...............................................................................
14.   Type of Reporting Person:

      OO, IA

                                 SCHEDULE 13D

CUSIP No.: 75733R601                                         Page 4 of 9 Pages



...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
      20-0042478
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
...............................................................................
6.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 9,527,811 shares outstanding as of February 6, 2008.
...............................................................................
14.   Type of Reporting Person:

      OO, HC

                                 SCHEDULE 13D

CUSIP No.: 75733R601                                         Page 5 of 9 Pages



...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANCHORAGE CAPITAL HOLDINGS III, L.L.C.
      20-4082574
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
...............................................................................
6.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 9,527,811 shares outstanding as of February 6, 2008.
...............................................................................
14.   Type of Reporting Person:

      OO, HC

                                 SCHEDULE 13D

CUSIP No.: 75733R601                                         Page 6 of 9 Pages



...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      ANTHONY L. DAVIS
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
...............................................................................
6.    Citizenship or Place of Organization

      United States of America
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 9,527,811 shares outstanding as of February 6, 2008.
...............................................................................
14.   Type of Reporting Person:

      IN, HC

                                 SCHEDULE 13D

CUSIP No.: 75733R601                                         Page 7 of 9 Pages



...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      KEVIN M. ULRICH
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Source of Funds

      WC
...............................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
...............................................................................
6.    Citizenship or Place of Organization

      Canada
...............................................................................
Number of           7.   Sole Voting Power                  0
Shares            ............................................................
Beneficially        8.   Shared Voting Power                0
Owned by Each     ............................................................
Reporting           9.   Sole Dispositive Power             0
Person With       ............................................................
                    10.  Shared Dispositive Power           0
...............................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0
...............................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [ ]
...............................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0% based on 9,527,811 shares outstanding as of February 6, 2008.
...............................................................................
14.   Type of Reporting Person:

      IN, HC

                                                             Page 8 of 9 Pages

           This Amendment No. 1 amends and supplements the Schedule 13D filed on February 3, 2006 (the "Original Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 1 relates to the common stock, par value $0.01 per share, of RedEnvelope, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used by not defined herein shall have the meaning ascribed to them in the Initial Statement.

           This Amendment No. 1 to the Original Schedule 13D is being filed to amend Item 5. The Schedule 13D is hereby amended as follows:

Item 5.    Interest in Securities of the Issuer

           Item 5 of Schedule 13D is hereby amended as follows:

           According to information filed by the Issuer with the Securities and Exchange Commission, the number of shares outstanding was 9,527,811 as of February 6, 2008.

           (a) and (b) As of February 15, 2008, the Reporting Persons are no longer deemed to beneficially own any shares of the Issuer.

           (c) On February 14, 2008, the Reporting Persons sold 115,000 shares of the Issuer at a price of approximately $1.75 per share. On February 15, 2008, the Reporting Persons sold 28,500 shares of Issuer at a price of approximately $1.50 per share. Such transactions were effected in the over-the-counter market in routine brokerage transactions. There have been no other transactions with respect to the shares of the Issuer since December 15, 2007.

           (d) Not applicable.

           (e) As of February 15, 2008, the Reporting Persons ceased to be a beneficial owner of more than five percent of the Shares.

Item 7.    Material to be filed as Exhibits.

           The Exhibit Index is incorporated herein by reference.

                                                             Page 9 of 9 Pages


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: February 29, 2008
                                        By:     /s/ Kevin M. Ulrich
                                                ------------------------------
                                        Name:   Kevin M. Ulrich
                                        Title:  Director

Date: February 29, 2008                 ANCHORAGE ADVISORS, L.L.C.

                                        By:    Anchorage Advisors Management,
                                               L.L.C., its Managing Member

                                               By:     /s/ Anthony L. Davis
                                                       -----------------------
                                               Name:   Anthony L. Davis
                                               Title:  Managing Member

Date: February 29, 2008                 ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                        By:     /s/ Anthony L. Davis
                                                ------------------------------
                                        Name:   Anthony L. Davis
                                        Title:  Managing Member

Date: February 29, 2008                 ANCHORAGE CAPITAL HOLDINGS III, L.L.C.

                                        By:     /s/ Anthony L. Davis
                                                ------------------------------
                                        Name:   Anthony L. Davis
                                        Title:  Managing Member

Date: February 29, 2008                 ANTHONY L. DAVIS

                                        /s/ Anthony L Davis
                                        --------------------------------------

Date: February 29, 2008                 KEVIN M. ULRICH

                                        /s/ Kevin M. Ulrich
                                        --------------------------------------